Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 11, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

Pursuant to Regulation 30 of Securities and Exchange Board of lndia (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Mr. Bharat Narotam Doshi, Independent Director of the Company has ceased to be a Director of the Company w.e.f. May 10, 2021 on completion of his term as an Independent Director.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary